Exhibit 12

Ratio of Earnings To Fixed Charges

($ in millions except ratios)	53 Weeks Ended February 3, 2007	52 Weeks Ended January 28, 2006	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003

Earnings before income taxes	$1,264	$1,793	$1,872	$1,684	$801
Less: capitalized interest, net	(4)	0	(1)	(2)	(2)
Total Fixed Charges	608	578	682	736	744

Earnings for calculation	$1,868	$2,371	$2,553	$2,418	$1,543

Fixed charges:
Gross interest incurred	$41	$45	$167	$234	$249
Interest portion of rent expense	567	533	515	502	495

Total fixed charges	$608	$578	$682	$736	$744

Ratio of earnings to fixed charges	3.1	4.1	3.7	3.3	2.1